IHO-Agro International Inc.

3101 Portofino Point, Unit 04

Coconut Creek, FL 33066

July 9, 2015

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	IHO-Agro International Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 25, 2015

File No. 333-203056

Dear Ms. Ransom:

We are in receipt of your comment letter dated July 6, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	In addition to common stock, it appears that you also intend to register 547,525 warrants. If that is the case, please (i) include the warrants in the Calculation of Registration Fee Table and in note 1 of the Calculation of Registration Fee Table, (ii) revise the header of page 2 to reference 2,897,327 shares of common stock, (iii) revise the first paragraph of page 2 to reference the warrants and to separately refer to the shares underlying the warrants, and (iv) make any other necessary changes throughout the filing.

RESPONSE: We respectfully submit to the Staff that the Company is not registering 547,525 warrants. We are registering 547,525 shares of common shares that underly the warrants. We have updated our disclosure throughout the filing to clarify this issue.

Prospectus Summary

Summary of Financial Information, page 6

2.	The weighted average number of shares outstanding for the six months ended March 31, 2015 differs from the weighted average number of shares outstanding disclosed on page F-2 of the unaudited financial statements. Please revise or advise.

RESPONSE: We respectfully submit to the Staff that the Company has revised our disclosure under “Summary of Financial Information” to indicate that the weighted average shares outstanding for six months ended March 31, 2015 is 33,680,409.

IHO-Agro International Inc.

July 9, 2015

Unaudited Financial Statements

Statements of Cash Flows, page F-4

3.	Please tell us the transactions resulting in stock-based compensation expense and how you recorded the expense recognized during the six months ended March 31, 2015. Please also tell us how your accounting complies with ASC 718 or ASC 505.

RESPONSE: We respectfully submit to the Staff that during 2014, the Company entered into several subscription agreements whereby the subscriber agreed to purchase shares of the Company’s common stock. These subscriptions also included warrants to purchase additional shares at a fixed exercise price. These warrants expired on the 1 year anniversary of the first day that the Company’s common stock is traded on the OTCQB. In January 2015, the Company agreed to issue these investors additional shares of common stock. Because the Company did not have an obligation to issue these additional shares, the Company determined that these shares were issued as an inducement or incentive to the original subscribers. As such, these investors received additional value in the form of shares of common stock, and the fair value of these additional shares were accounted for as compensation under ASC 505. Pursuant to ASC 505-50-30-6, the Company determined that the fair value of the equity instrument issued was more reliably measureable. Because there was no requisite service period and the shares vested immediately, the Company recorded the entire fair value of the award as an expense on the date of grant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

4.	We note your disclosure that you intend to sell up to 100 units, each unit consisting of 10,000 shares of common stock and a warrant to purchase 5,000 shares of common stock, to help finance your operations through December 31, 2015. However, your disclosure appears to state that the planned equity transaction represents sales from distribution. Please clarify your disclosure accordingly.

Response: We respectfully submit to the Staff that the Company has updated our disclosure to clarify that the planned equity transaction is separate and distinct from sales from distribution.

Cash Flows, page 29

5.	It appears that your disclosure of net cash used in investing activities represents the purchase of equipment during the six months ended March 31, 2015 as opposed to year ended December 31, 2014. Please revise or advise.

RESPONSE: We respectfully submit to the Staff that the Company has updated our disclosure to indicate the net cash used in investing activities that represents the purchase of equipment was during the six months ended March 31, 2015.

IHO-Agro International Inc.

July 9, 2015

Future Funding Requirements, page 29

6.	The amount of proceeds from purchase orders that will ship in fiscal 2015 differs from the amounts disclosed on page 12 and on page F-6 of your audited financial statements. Please revise your disclosure for consistency.

RESPONSE: We respectfully submit to the Staff that the Company expects to receive $100,000 in net proceeds from purchase orders that will ship in fiscal 2015 and have revised our disclosure for consistency.

Transactions with Related Persons, Promoters and Certain Control Persons and Director

Independence, page 32

7.	We note your response to comment 7. Item 404(a) of Regulation S-K applies to “any transaction, since the beginning of the registrant’s last fiscal year .. . .,” which includes the advance from Mr. Hebert even though it was repaid. Please re-insert the deleted disclosure and provide the information from Item 404(a) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that the Company has revised our disclosure to re-insert the deleted disclosure and provide the information required by Item 404(a) of Regulation S-K.

Recent Sales of Unregistered Securities, page 34

8.	From the notes to your financial statements, we note that during the six months ending March 31, 2015 you issued 68,300 shares, for total proceeds of $20,490. In this section, please disclose for these sales the information required by Item 701 of Regulation S-K.

RESPONSE We respectfully submit to the Staff that in October and November, 2014, the Company issued 68,300 units through a Regulation S and Regulation D, Rule 506 offering. Each unit consisted of one common share and one-half of one share purchase warrant. These sales were part of the private placement offering and the above requested information is already inclusive under the “Recent Sales of Unregistered Securities” section of our disclosure.

Exhibit 5.1

9.	If you are registering warrants, please have counsel update the opinion to (i) include in the first paragraph a reference to the warrants, (ii) include the Common Stock Purchase Agreement dated August 31, 2014 as an examined document, and (iii) opine that the warrants are a binding obligation under the law of the jurisdiction governing the Common Stock Purchase Agreement. See Staff Legal Bulletin No. 19 Section II.B.1.f.

RESPONSE: We respectfully submit to the Staff that the Company is not registering 547,525 warrants. We are registering 547,525 shares of common shares that underly the warrants. We are submitting an updated legal opinion as Exhibit 5.1 that provides clarification consistent with the amended language in our disclosure.

IHO-Agro International Inc.

July 9, 2015

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IHO-Agro International Inc.

By:	/s/ Ioan Hossu

Name: Ioan Hossu

Title: Chief Executive Officer and Chairman of the Board